UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)

                          WIN-GATE EQUITY GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   972639108
                                   ---------
                                 (CUSIP Number)

                                  GARY MORGAN
                    100 North Biscayne Boulevard, Suite 2500
                              Miami, Florida 33132
                              --------------------
                                 (305) 371-3300
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 21, 2000
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

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                                  SCHEDULE 13D

--------------------------------        ----------------------------------------
CUSIP No. _________                                 Page 2 of 7 Pages
--------------------------------        ----------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GARY MORGAN
                SS # ###-##-####

--------------- --------------------------------------------------------------------------------------------------------- ----------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a)[X]
                                                                                                                              (b)[ ]
--------------- --------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                PF; OO

--------------- --------------------------------------------------------------------------------------------------------- ----------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------- --------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

---------------------------- ---------- --------------------------------------------------------------------------------------------
         Number of             7        SOLE VOTING POWER
          Shares
       Beneficially                     8,294,000 shares of common stock
         Owned by            ---------- --------------------------------------------------------------------------------------------
           Each                8        SHARED VOTING POWER
         Reporting                      0
          Person             ---------- --------------------------------------------------------------------------------------------
           With                9        SOLE DISPOSITIVE POWER
                                        8,294,000 shares of common stock
                             ---------- --------------------------------------------------------------------------------------------
                             10         SHARED DISPOSITIVE POWER
                                        0
--------------- --------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,294,000 shares of common stock

--------------- --------------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

--------------- --------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.0% of outstanding common shares

--------------- --------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                IN
--------------- --------------------------------------------------------------------------------------------------------------------

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                                   ATTACHMENT
                                   ----------

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D relates is as follows:

Common stock (the "Common Stock") of Win-Gate Equity Group, Inc., a Florida Corporation (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name:                          Gary Morgan

(b)  Business Address:              100 North Biscayne Boulevard, Suite 2500
                                    Miami, Florida 33132

(c)  Occupation:                    Chairman of Globaltron Communications
                                    Corporation and CEO of Win-Gate Equity
                                    Group, Inc.

(d) Mr. Morgan, during the last five years, has not been convicted in a criminal proceeding.

(e) Mr. Morgan, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:                   United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Morgan exchanged his share interest in Globaltron Communications Corporation for shares of the Issuer as set forth in Item 4.

ITEM 4. PURPOSE OF THE TRANSACTION

On January 21, 2000, Win-Gate Equity Group, Inc. entered into and consummated a Stock Purchase Agreement with all of the shareholders of Globaltron Communications Corporation ("GCC"). Pursuant to the Stock Purchase Agreement, the Company acquired all of the issued and outstanding shares of Globaltron Communications Corporation and GCC has become a wholly-owned subsidiary of the Company. As consideration for the GCC shares, the Company issued an aggregate of approximately 13.1 million shares


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of the Company's Common Stock to the former GCC shareholders. Following the transaction, GCC shareholders own approximately 95% of the Company's issued and outstanding shares.

Immediately following closing of the Stock Purchase Agreement, Gary Morgan, Chairman of GCC, assumed duties as a Director and Chief Executive Officer of the Company. Mr. Morgan and Roman Fisher, previously the Company's sole director, now comprise the Company's board of directors. Following the closing, Gary Stukes assumed the duties of President and Chief Operating Officer of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 8,294,000 shares of Common Stock, constituting approximately 48% of the issued and outstanding Common Stock.

(b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 8,294,000 shares of Common Stock held by the Reporting Person.

(c) January 21, 2000, in a private transaction, the Reporting Person exchanged his interest for Globaltron Communications Corporation for 8,294,000 shares of Common Stock of Win-Gate Equity Group, Inc.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has been appointed Chief Executive Officer and a Director of Win-Gate Equity Group, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase Agreement between Win-Gate Equity Group, Inc. and the shareholders of Globaltron Communications Corporation dated January 21, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: January ___, 2000

                                             /s/ Gary Morgan
                                             -----------------------------------
                                             Gary Morgan


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